Exhibit 14

Grown Rogue Reports First Quarter 2024 Results

●	Record quarterly revenue of $6.7M compared to $6.0M in the three months ended April 30, 2023, an increase of 11%

●	Operating Cash Flow (OCF), before changes in working capital (WC), of $1.8M compared to $1.7M in the three months ended April 30, 2023, a slight increase of 1%

●	Free Cash Flow[1] (FCF) of ($1.9M), which includes $2.9M in cash advances to the New Jersey partners

●	Announced management team update to lead the Company on its next phase of growth

●	Construction in New Jersey is substantially on time and on budget with sales expected in H2 2024

●	Announced expansion into the Illinois market, with sales expected in H2 2025

Medford, Oregon, May 30, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis born from the amazing terroir of Oregon’s Rogue Valley, is pleased to report its first quarter 2024 results for the three months ended March 31, 2024. The comparison period for 2023 is the three months ended April 30, 2023, due to the recent fiscal year end change from October 31 to December 31. All financial information is provided in U.S. dollars unless otherwise indicated.

First Quarter 2024 Financial Summary ($USD Millions)

First Quarter 2024 Summary	2024	2023*	+/- %
Revenue	6.7	6.0	+11%
aEBITDA	2.4	2.1	+16%
aEBITDA %	36.9%	35.1%	+180 bps
OCF (Before Changes in WC)	1.8	1.7	+1%
OCF %	26.5%	29.1%	-260 bps

*	2023 data is February-April due to the fiscal year end change

Management Commentary

“This was another exciting quarter with record revenue and aEBITDA despite the year ago comparison period including April instead of January; April is seasonally a stronger month for the industry. In addition, we achieved record indoor revenue in Michigan and Oregon during the quarter and are thrilled that an increasing number of customers in competitive markets are choosing our products which means we are continuing to bring them value,” said Obie Strickler, CEO of Grown Rogue.

“We completed a management enhancement in January, that bolstered our team across cultivation, post-harvest, finance, and accounting; to prepare for the significant growth that is in front of us. This included both internal and external talent and I’m particularly pleased with our ability to develop our internal team to take on greater responsibility and provide the foundation for new external talent to immediately contribute to our success. Thus far, we are thrilled with the performance of our entire team as we support our entry into new markets.

Our primary growth drivers in 2024 and 2025 continue to be our expansion efforts in New Jersey and Illinois. The construction of New Jersey Phase I is substantially on time and on budget and we continue to expect sales to New Jerseyans in the back half of this year. Grown Rogue recently obtained initial state licensing approval in New Jersey and will share additional information on that shortly. Illinois design and engineering is underway, and we are targeting sales starting in the second half of 2025,” continued Mr. Strickler.

“The recent early warrant exercise shows the commitment and alignment of our shareholders to our strategy and has capitalized the Company to execute on the current growth initiatives in New Jersey and Illinois. Our plan for expansion projects remains one to two new markets per year as we roll out our national expansion strategy. We strongly believe that high quality, low cost cannabis cultivation, that delights our customers, is a protectable moat that sets us up for continued growth in new markets.

I want to personally thank all of our customers, the entire Grown Rogue team, and our shareholders each doing their part to help Grown Rogue achieve our goal of becoming the first nationally recognized craft cannabis company in the U.S.”

Oregon Market Highlights ($USD Millions)

Oregon	2024	2023*	+/- %
Revenue	3.1	2.9	+5%
aEBITDA	1.2	1.1	+9%
aEBITDA Margin %	38.2%	36.9%	+130 bps

*	2023 data is February-April

Michigan Market Highlights ($USD Millions)

Michigan	2024	2023*	+/- %
Revenue	3.2	2.8	+14%
aEBITDA	1.4	1.3	+8%
aEBITDA Margin %	43.4%	45.8%	-240 bps

*	2023 data is February-April

Michigan operations are through Golden Harvests, LLC.

Financial Statements and aEBITDA reconciliation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	March 31, 2024	December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	9,453,084	6,804,579
Accounts receivable (Note 18)	1,985,253	1,642,990
Biological assets (Note 3)	1,805,576	1,723,342
Inventory (Note 4)	4,883,654	5,021,290
Prepaid expenses and other assets	1,652,639	420,336
Notes receivable	264,333	-
Total current assets	20,044,539	15,612,537
Property and equipment (Note 8)	9,908,337	8,820,897
Notes receivable (Notes 6.2.1, 6.2.2 and 6.2.3)	4,631,227	2,449,122
Warrants asset (Note 13.2)	3,054,229	1,761,382
Intangible assets and goodwill (Note 9)	725,668	725,668
Deferred tax asset (Note 20)	339,545	246,294
TOTAL ASSETS	38,703,545	29,615,900
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,706,864	1,358,962
Current portion of lease liabilities (Note 7)	741,086	925,976
Current portion of long-term debt (Note 10)	838,332	780,358
Business acquisition consideration payable (Note 5)	360,000	360,000
Derivative liability (Notes 11.1 and 11.2)	12,542,215	7,471,519
Income tax payable	1,060,386	873,388
Convertible debentures (Notes 11.1 and 11.2)	2,468,252	-
Total current liabilities	19,717,135	11,770,203
Lease liabilities (Note 7)	1,850,337	1,972,082
Long-term debt (Note 10)	1,778,922	82,346
Convertible debentures (Notes 11.1 and 11.2)	-	2,459,924
TOTAL LIABILITIES	23,346,394	16,284,555
EQUITY
Share capital (Note 12)	28,309,071	24,593,422
Shares issuable (Note 12.5)	1,822,412	-
Contributed surplus (Notes 13 and 14)	8,242,482	8,186,297
Accumulated other comprehensive loss	(110,809)	(108,069)
Accumulated deficit	(24,550,057)	(20,353,629)
Equity attributable to shareholders	13,713,099	12,318,021
Non-controlling interests (Note 23)	1,644,052	1,013,324
TOTAL EQUITY	15,357,151	13,331,345
TOTAL LIABILITIES AND EQUITY	38,703,545	29,615,900

	Three months ended	Three months ended
CONSOLIDATED STATEMENTS OF INCOME & LOSS AND COMPREHENSIVE INCOME & LOSS	March 31, 2024	April 30, 2023
	$	$
Revenue
Product sales	6,271,304	5,733,497
Service revenue	383,170	271,140
Total revenue	6,654,474	6,004,637
Cost of goods sold
Cost of finished cannabis inventory sold	(2,772,685)	(3,064,557)
Costs of service revenue	(100,069)	(125,424)
Gross profit, excluding fair value items	3,781,720	2,814,656
Realized fair value loss amounts in inventory sold	(927,479)	(637,063)
Unrealized fair value gain amounts on growth of biological assets	403,414	419,874
Gross profit	3,257,655	2,597,467
Expenses
Accretion expense	381,663	199,773
Amortization of property and equipment (Note 8)	255,052	67,820
General and administrative (Note 19)	2,019,324	1,407,521
Share option expense	56,185	95,563
Total expenses	2,712,224	1,770,677
Income from operations	545,431	826,790
Other income and (expense)
Interest expense	(89,687)	(94,063)
Other income (expense)	118,450	169,923
Unrealized gain (loss) on derivative liability	(5,660,040)	(270,712)
Unrealized gain on warrants asset	1,292,848	-
Loss on disposal of property and equipment	(2,177)	-
Total other income (expense), net	(4,340,606)	(194,852)
Gain (loss) from operations before taxes	(3,795,175)	631,938
Income tax (Note 20)	(370,525)	(219,959)
Net income (loss)	(4,165,700)	411,979
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(2,740)	(1,888)
Total comprehensive income (loss)	(4,168,440)	410,091
Gain (loss) per share attributable to owners of the parent – basic	(0.02)	0.00
Weighted average shares outstanding – basic	183,184,310	170,832,611
Gain (loss) per share attributable to owners of the parent – diluted	0.01	0.00
Weighted average shares outstanding – diluted	214,046,728	170,832,611
Net income (loss) for the period attributable to:
Non-controlling interest	30,728	(867)
Shareholders	(4,196,428)	412,846
Net income (loss)	(4,165,700)	411,979
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	30,728	(867)
Shareholders	(4,199,168)	410,958
Total comprehensive income (loss)	(4,168,440)	410,091

	Three months ended	Three months ended
CONSOLIDATED STATEMENTS OF CASH FLOWS	March 31, 2024	April 30, 2023
	$	$
Operating activities
Net income (loss)	(4,165,700)	411,979
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	255,052	67,820
Amortization of property and equipment included in costs of inventory sold	439,632	484,032
Unrealized fair value gain amounts on growth of biological assets	(403,414)	(419,874)
Realized fair value loss amounts in inventory sold	927,479	637,063
Deferred income taxes	(93,251)	-
Share option expense	56,185	95,563
Accretion expense	381,663	199,773
Loss on disposal of property and equipment	2,177	168,144
Unrealized loss on fair value of derivative liability	5,660,040	270,712
Unrealized gain on warrants asset	(1,292,847)	-
Currency translation loss	(2,740)	(1,891)
	1,764,275	1,745,177
Changes in non-cash working capital (Note 15)	(422,527)	(284,131)
Net cash provided by operating activities	1,341,748	1,461,046

Investing activities
Purchase of property and equipment and intangibles	(297,314)	(428,955)
Cash advances and loans made to other parties	(2,947,998)	-
Net cash used in investing activities	(3,245,312)	(428,955)

Financing activities
Proceeds from convertible debentures	-	2,000,000
Proceeds from warrants exercises	4,657,460	-
Proceeds from options exercises	168,183	-
Proceeds from sale of membership units of subsidiary	600,000	-
Repayment of long-term debt	(284,406)	(420,730)
Repayment of convertible debentures	(141,478)	(15,000)
Payments of lease principal	(447,690)	(487,973)
Net cash provided by (used in) financing activities	4,552,069	(731,322)

Change in cash and cash equivalents	2,648,505	300,769
Cash and cash equivalents, beginning	6,804,579	3,488,046
Cash and cash equivalents, ending	9,453,084	3,788,815

SEGMENTED aEBITDA	3 months ended March 31, 2024
	Oregon	Michigan	Services	Corporate	Consolidated
Revenue	3,054,223	3,217,081	383,170	-	6,654,474
Costs of revenue, excluding fair value adjustments	(1,533,479)	(1,239,206)	(100,069)	-	(2,872,754)
Gross profit (loss) before fair value adjustments	1,520,744	1,977,875	283,101	-	3,781,720
Net fair value adjustments	(325,609)	(198,456)	-		(524,065)
Gross profit	1,195,135	1,779,419	283,101	-	3,257,655
Operating expenses:
General and administration	624,820	750,327	-	644,177	2,019,324
Depreciation and amortization	28,713	204,112	-	22,227	255,052
Share based compensation	-	-	-	56,185	56,185
Other income and expense:
Interest and accretion	(134,394)	(27,315)	-	(309,641)	(471,350)
Loss on disposal or property and equipment	(2,177)	-	-	-	(2,177)
Unrealized (loss) gain on derivative liability	-	-	-	(5,660,040)	(5,660,040)
Unrealized (loss) gain on warrants asset	-	-	-	1,292,848	1,292,848
Other income and expense	190	-	-	118,260	118,450
Net income (loss) before tax	405,221	797,665	283,101	(5,281,162)	(3,795,175)
Tax	9	401,991	-	(31,476)	370,525
Net income after tax	405,212	395,674	283,101	(5,249,686)	(4,165,700)

EBITDA	Oregon	Michigan	Services	Corporate	Consolidated
Net FV adjs	325,609	198,456			524,065
Depreciation in COGS	270,403	169,228			439,631
Depreciation expense	28,713	204,111		22,228	255,052
Share comp	-	-	-	56,185	56,185
Unrealized derivative	-	-	-	5,660,040	5,660,040
Loss on disposal of property plant and equipment	2,177	-	-		2,177
Unrealized warrants asset	-	-	-	(1,292,848)	(1,292,848)
Interest and accretion	134,394	27,314	-	309,642	471,350
Income tax	9	401,992	-	(31,476)	370,525
EBITDA before one-time adjs	1,166,517	1,396,775	283,101	(525,915)	2,320,477
Add back to EBITDA:
Costs associated with acquisition of Golden Harvests				60,000	60,000
New production location startup costs				77,314	77,314
aEBITDA	1,166,517	1,396,775	283,101	(388,601)	2,457,791
Adjusted EBITDA margin %	38.2%	43.4%	73.9%		36.9%

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures and expansion related advances
2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2021. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non- IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward- looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor

Relations

jakeiotte@grownrogue.com

(458) 226-2662